Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 31, 2007

Relating to Preliminary Prospectus dated May 17, 2007

Registration Statement No. 333-141164

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 17, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-141164) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1232524/0001 19312507126434/ds1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	6,000,000 shares (excluding option to purchase up to 900,000 additional shares to cover over-allotments)

Assumed initial public offering price per share:	$20.00 – $21.00 per share. This represents a decrease from the price range of $24.00 to $26.00 indicated in the Preliminary Prospectus.

Net proceeds to us:

Approximately $112.1 million, or $129.2 million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $20.50 per share, the mid-point of the range set forth above, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth above, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $19.1 million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering as set forth below, although it may accelerate the time at which we will need to seek additional capital.

Use of proceeds:

The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $25.00 per share.

We currently expect to use the net proceeds from this offering as follows:

•   between $80.0 and $90.0 million to fund the planned U.S. launch and commercialization of Luvox CR, including $41.0 million for development and commercial milestone payments to Solvay in connection with the acquisition of our U.S. rights to Luvox CR, between $30.0 and $40.0 million for activities related to our preparation for marketing, promotion and expansion of our specialty sales force and approximately $10.0 million for production of initial commercial quantities of Luvox CR; and

• the remainder to continue to fund our Phase III pivotal clinical trials of JZP-6.

We will need an estimated $25.0 million to fund our Phase III pivotal clinical trials of JZP-6 through the completion of the first Phase III clinical trial. We expect to fund all or a portion of this amount from the net proceeds of this offering. If the trial is successful, we would need an estimated additional $50.0 million to complete the remaining JZP-6 clinical and other development activities and to commercially launch JZP-6.

We may also use a portion of the net proceeds to fund continued development of and feasibility activities for our portfolio of clinical and early-stage product candidates during the next 12 to 15 months, as well as working capital, capital expenditures and other general corporate purposes. The completion of development activities and commercial launch of each of our early stage product candidates would require substantial additional funds.

While we believe that our current cash, cash equivalents and marketable securities and the anticipated net proceeds from this offering, and interest earned thereon, together with anticipated revenues from product sales, royalties and funding that we expect to receive from our current collaboration arrangement with UCB, will be sufficient to satisfy our current operations for the next 12 to 15 months, we expect to raise additional funds within this period of time through development financings, collaboration or public or private debt or equity financings.

Pro forma as adjusted balance sheet data:

Based on an assumed initial public offering price of $20.50 per share, the mid-point of the range set forth above, as of March 31, 2007, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $179.8 million, working capital would have been approximately $170.4 million, total assets would have been approximately $310.0 million and total stockholders’ equity would have been approximately $187.9 million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $5.6 million, assuming that the number of shares offered by us, as set forth above, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $19.1 million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

Pro forma as adjusted capitalization:

Based on an assumed initial public offering price of $20.50 per share, the mid-point of the range set forth above, as of March 31, 2007, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $385.1 million, total stockholders’ equity would have been approximately $187.9 million and total capitalization would have been approximately $275.3 million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share, the mid-point of the range set forth above, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $5.6 million, assuming that the number of shares offered by us, as set forth above, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $19.1 million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

Dilution:

After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $20.50 per share, the mid-point of the range set forth above, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $86.5 million, or approximately $3.52 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $4.90 per share to existing stockholders, and an immediate dilution of $16.98 per share to investors participating in this offering. Based on an assumed initial public offering price of $20.50, the investors purchasing shares of common stock in this offering will have purchased approximately 24% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 32% of the total consideration paid for our common stock.

If the underwriters exercise their option in full to purchase 900,000 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after this offering would be $4.07 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $5.45 per share and the pro forma dilution to new investors purchasing common stock in this offering would be $16.43 per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $5.6 million, or approximately $.23 per share, and the pro forma dilution per share to investors in this offering by approximately $.77 per share, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $19.1 million, or $.61 per share, and the pro forma dilution per share to investors in this offering would be $16.37 per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $19.1 million, or $.66 per share, and the pro forma dilution per share to investors in this offering would be $17.64 per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

Executive employment agreements:

The following table estimates the value of the executive put right provided by the executive employment agreements described in the Preliminary Prospectus, calculated assuming a price per share of $20.50, which is the mid-point of the range set forth above, with respect to vested shares of common stock in the event of a termination by reason of death or disability, in each case as if the named executive officer’s employment had terminated on December 29, 2006, the last business day of our prior fiscal year. The actual amounts that would be paid out in any termination event can only be determined at the time of the termination of the named executive officer’s employment with us.

Name	Executive Put Right ($)
Bruce C. Cozadd	3,362,000
Samuel R. Saks, M.D.	4,482,674
Robert M. Myers	1,706,851
Matthew K. Fust	547,596
Carol A. Gamble	509,384
Janne L.T. Wissel	496,654

The following table estimates the value of the vesting acceleration provisions provided by the executive employment agreements described in the Preliminary Prospectus with respect to each named executive officer in the event of a termination described in the Preliminary Prospectus, in each case as if the named executive officer’s employment had terminated on December 29, 2006, the last business day of our prior fiscal year. The actual value of vesting acceleration in any termination event can only be determined at the time of the termination of the named executive officer’s employment with us.

Name	Full Vesting Acceleration		Partial Vesting Acceleration
	Founder Share Acceleration ($)(1)	Option Acceleration ($)(2)	Founder Share Acceleration ($)(1)	Option Acceleration ($)
Bruce C. Cozadd	305,655	208,811	76,414	—
Samuel R. Saks, M.D.	407,520	208,811	101,880	—
Robert M. Myers	233,475	208,811	58,369	—
Matthew K. Fust	63,673	79,710	15,918	—
Carol A. Gamble	46,310	79,710	11,577	—
Janne L.T. Wissel	114,616	79,710	28,654	—

(1)	The value of vesting acceleration is calculated assuming a price per share of $20.50, which is the mid-point of the range set forth above, with respect to unvested founder shares subject to acceleration.
(2)	The value of vesting acceleration is calculated assuming a price per share of $20.50, which is the mid-point of the range set forth above, with respect to unvested option shares subject to acceleration minus the exercise price of these unvested option shares.

Outstanding equity awards at fiscal year-end:

The following table shows, for the fiscal year ended December 31, 2006, the market value of shares or units of stock that had not vested at fiscal year end for our named executive officers, calculated assuming a price per share of $20.50, which is the mid-point of the range set forth above, multiplied by the number of unvested shares.

Name	Market Value of Shares or Units of Stock That Have Not Vested ($)
Bruce C. Cozadd	305,655
Samuel R. Saks, M.D.	407,520
Robert M. Myers	233,475
Matthew K. Fust	50,943
Carol A. Gamble	46,310
Janne L.T. Wissel	114,616

Value of stock vested:

The following table shows the value realized on stock vested during the year ended December 31, 2006 for our named executive officers, calculated assuming a price per share of $20.50, which is the mid-point of the range set forth above, multiplied by the number of shares vested.

Name	Value Realized on Vesting ($)
Bruce C. Cozadd	916,904
Samuel R. Saks, M.D.	1,222,559
Robert M. Myers	485,092
Matthew K. Fust	152,828
Carol A. Gamble	138,929
Janne L.T. Wissel	152,828

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 866-718-1649 or Lehman Brothers toll-free at 888-603-5847 or you may e-mail a request to prospectus@morganstanley.com or qiana.smith@broadridge.com.

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